UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)


                 Vanguard Cellular Systems, Inc.
                         (Name of Issuer)


          Class A Common Stock, Par Value $.01 Per Share
                  (Title of Class of Securities)

                           922022 10 8
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922022 10 8                               SCHEDULE 13G

1) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert Randolph Richardson
   ###-##-####

2) Check the Appropriate Box if a Member of a Group

   (a)

   (b) X

3) SEC Use Only

4) Citizenship or Place of Organization

   United States

Number of Shares Beneficially Owned by Each Reporting Person With

          5) Sole Voting Power

             Less than 5 percent

          6) Shared Voting Power

             Less than 5 percent

          7) Sole Dispositive Power

             Less than 5 percent

          8) Shared Dispositive Power

             Less than 5 percent

     9) Aggregate Amount Beneficially Owned by Each Reporting
        Person

        Less than 5 percent

    10) Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares

    11) Percent of Class Represented by Amount in Row 9

        Less than 5 percent

    12) Type of Reporting Person

        IN

Item 1(a).     Name of Issuer:

                    Vanguard Cellular Systems, Inc.

      (b).     Address of Issuer's Principal Executive Offices:

                    2002 Pisgah Church Road
                    Suite 300
                    Greensboro, North Carolina 27455

Item 2(a).     Name of Person Filing:

                    Robert Randolph Richardson

      (b).     Address of Principal Business Office, or, if none,
               Residence:

                    Randolph Foundation
                    255 E. 49th Street
                    New York, New York 10017

      (c).     Citizenship:

                    United States

      (d).     Title of Class of Securities:

                    Class A Common Stock, par value $.01 per share

      (e).     CUSIP Number:

                    922022 10 8

Item 3.       Type of Filing:

                  Not Applicable.

Item 4.       Ownership (at December 31, 1995):

              Not Applicable. Percent of the class owned does not exceed 5 percent.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person:

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                              /S/ Robert R. Richardson
                              Robert R. Richardson


Date: February 13, 1996